                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                     For the Quarter Ending March 31, 1998


                                OZEMAIL LIMITED
                                ACN 066 387 157


OZEMAIL CENTRE, 39 HERBERT STREET, ST. LEONARDS  NEW SOUTH WALES 2065 AUSTRALIA
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                      FORM 20-F     X          FORM 40-F
                                  -----                    -----



(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)



                    YES                   NO             X
                              -----                    -----


-----------------------
     *As a foreign private issuer, OzEmail Limited ("OzEmail") is eligible to file annual reports under cover of Form 20-F or Form 10-K. For fiscal year 1997, OzEmail filed an annual report on Form 10-K with the Securities and Exchange Commission.

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     FOR THE QUARTER ENDED MARCH 31, 1998


                                     INDEX



PART I.  FINANCIAL INFORMATION

         Item 1.  Financial Statements

         Condensed Consolidated Interim Financial Statements

         Condensed Consolidated Balance Sheets as of March 31, 1998 and December 31, 1997.....    3

         Condensed Consolidated Statements of Operations for the Three  Months Ended March
         31, 1998 and 1997....................................................................    4

         Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31,
         1998 and 1997........................................................................    5

         Notes to Condensed Consolidated Interim Financial Statements.........................    6

         Item 2.  Management's Discussion and Analysis of Financial Condition and Results of
         Operations...........................................................................   16

         Item 3.  Quantitative and Qualitative Disclosures About Market Risk..................   22

PART II. OTHER INFORMATION

         Item 1.  Legal Proceedings...........................................................   23

         Item 2.  Changes in Securities and Use of Proceeds...................................   23

         Item 3.  Defaults Upon Senior Securities.............................................   24

         Item 4.  Submission of Matters to a Vote of Security Holders.........................   24

         Item 5. Other Information............................................................   24

         Item 6. Exhibits and Reports on Form 8-K.............................................   25


         SIGNATURES

         EXHIBIT INDEX

                                OZEMAIL LIMITED
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                                  DECEMBER 31              MARCH 31,
ASSETS                                                                1997                    1998
                                                             --------------------    --------------------
Current assets:
Cash and cash equivalents                                               A$ 51,614               A$ 37,351
Accounts receivable - trade, net of allowances of A$889 and
 A$1,470, respectively                                                      8,427                  17,188
Receivable from shareholder                                                    32                       -
Other receivables                                                           2,331                   2,424
Other current assets                                                        2,520                   2,444
                                                             --------------------    --------------------
Total current assets                                                       64,924                  59,407

Plant and equipment, net                                                   27,179                  26,837
Non-current investments                                                     1,559                   1,535
Goodwill and other intangibles                                             19,839                  21,799
Net deferred tax assets                                                       285                     903
                                                             --------------------    --------------------
                                                                       A$ 113,786              A$ 110,481
                                                             ====================    ====================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable                                                        A$ 19,936               A$ 24,222
Due to shareholder                                                              -                       3
Deferred consideration                                                      4,407                   4,407
Current portion of financing - lease liability                              3,836                   4,575
Current portion of financing - short term loan                              2,043                   2,043
Accrued expenses and other liabilities                                      7,513                   2,792
Deposits under agreements with Metro                                       18,686                  18,686
Income taxes payable                                                        3,776                   3,932
                                                             --------------------    --------------------
Total current liabilities                                                  60,197                  60,660

Non-current portion of financing - lease liability                          4,423                   3,913
                                                             --------------------    --------------------
Total liabilities                                                          64,620                  64,573
                                                             --------------------    --------------------
Commitments and contingencies (Note 8)
Shareholders equity:
Ordinary Shares, A$0.004 par value; 1,250,000,000 shares
 authorized:
111,000,010 and 115,436,250 shares issued and outstanding,
 respectively                                                                 444                     462
Additional paid-in capital                                                 64,636                  68,495
Retained losses                                                           (15,916)                (20,187)
Dividends                                                                       -                  (2,858)
Cumulative foreign currency translation adjustment                              2                      (4)
                                                             --------------------     -------------------
                                                                           49,166                  45,908
                                                             --------------------     -------------------
                                                                       A$ 113,786              A$ 110,481
                                                             ====================     ===================

   The accompanying notes are an integral part of these financial statements.

                                OZEMAIL LIMITED

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCPET PER SHARE DATA)
                                  (UNAUDITED)

                                                                               THREE MONTHS ENDED
                                                                                    MARCH 31,
                                                                              1997               1998
                                                                        --------------    ----------------
Net revenues                                                                A$10,752           A$22,032
                                                                        --------------    ----------------
Costs and expenses:
Cost of revenues - network operations
   and support                                                                   3,166               5,934
Cost of revenues - communications and
   other                                                                         3,447               9,566
Sales and marketing                                                              2,759               4,758
Product development                                                              1,671               1,516
General and administrative                                                       1,442               4,239
Amortization of goodwill arising on consolidation                                    -               1,130
                                                                        --------------    ----------------
Total costs and expenses                                                        12,485              27,143
                                                                        --------------    ----------------

Income (loss) from operations                                                   (1,733)             (5,111)

Other income (expense):
   Foreign exchange income(loss)                                                     4                 (85)
   Interest income                                                                 555                 498
   Other income, net                                                               941                 141
   Interest expense                                                                (11)               (176)
                                                                        --------------    ----------------

Income (loss) before provision for income
   taxes and minority equity interest                                             (244)             (4,733)
Income tax benefit (expense)                                                       (72)                462
Less: Minority equity interest                                                       -                   -
Net loss                                                                          (316)             (4,271)
                                                                        ==============    ================

Basic loss per ADS                                                             A$(0.03)            A$(0.37)
                                                                        ==============    ================
Diluted loss per ADS                                                           A$(0.03)            A$(0.37)
                                                                        ==============    ================
Basic loss per Ordinary Share                                                A$ (0.003)           A$ (0.04)
                                                                        ==============    ================
Diluted loss per Ordinary Share                                              A$ (0.003)           A$ (0.04)
                                                                        ==============    ================
Weighted average Ordinary Shares and share equivalents
- basic                                                                        103,500             114,072
                                                                        ==============    ================
- diluted                                                                      103,500             114,072
                                                                        ==============    ================



   The accompanying notes are an integral part of these financial statements.

                                OZEMAIL LIMITED
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                                        THREE MONTHS ENDED
                                                                                             MARCH 31
                                                                          -------------------------------------------
                                                                                   1997                     1998
                                                                          -------------------       -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                               A$(316)               A$(4,271)
Adjustments to reconcile net income (loss) to net
cash provided by (used in) operating activities:
Depreciation and amortization and other non cash charges                                1,188                   4,412
Allowance for bad and doubtful accounts                                                   437                     429
Gain on sale of investments and assets                                                      -                     (33)
Changes in assets and liabilities:
Accounts receivable                                                                    (1,222)                 (9,190)
Other receivables                                                                         231                      (7)
Other current assets                                                                     (721)                    333
Accounts payable                                                                          697                     279
Accrued expenses and other current liabilities                                           (466)                   (537)
Non-current investment                                                                 (3,081)                      -
Income taxes payable                                                                        9                     155
Deferred income taxes                                                                     (13)                   (618)
                                                                          -------------------       -----------------
Net cash used in operating activities                                                  (3,257)                 (9,048)
                                                                          -------------------       -----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Net repayments from (advances to) shareholders                                              7                      35
Sale of plant and equipment                                                                 -                      20
Sale of non current investment                                                              -                      52
Purchase of plant and equipment                                                        (3,294)                 (2,482)
                                                                          -------------------       -----------------
Net cash used in investing activities                                                  (3,287)                 (2,375)
                                                                          -------------------       -----------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long term debt                                                                (4)                      -
Proceeds from sale of shares                                                                -                   1,100
Payments under capital lease obligations                                                    -                  (1,076)
Payment of dividends                                                                        -                  (2,858)
Proceeds from (repayment of) bank overdraft                                               (66)                      -
                                                                          -------------------       -----------------
Net cash used in financing activities                                                     (70)                 (2,834)
                                                                          -------------------       -----------------

Decrease in cash                                                                       (6,614)                (14,257)
Cash at the beginning of the period                                                    44,615                  51,614
Effect of exchange rate changes on subsidiary balances                                      5                      (6)
                                                                          -------------------       -----------------
Cash at the end of the period                                                        A$38,006                A$37,351
                                                                          ===================       =================
Supplemental disclosures:
Cash paid for interest                                                                  A$ 11                  A$ 207
                                                                          ===================       =================
Cash paid for income taxes                                                              A$ 76                    A$ -
                                                                          ===================       =================

  The accompanying notes are an integral part of these financial statements.

                                OZEMAIL LIMITED

  NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 - THE COMPANY

The Company

    OzEmail Limited (the "Company" or "OzEmail") and its subsidiaries provide Internet access and other value added services in Australia and New Zealand.

    In November 1996, OzEmail Fax Investments Pty Limited ("OzEmail Fax Investments"), a wholly owned subsidiary of OzEmail, and Ideata Pty Limited ("Ideata"), a third-party company incorporated in Australia, entered into a partnership agreement, in the proportions 80% OzEmail and 20% Ideata, to develop and commercialize devices for voice and fax digitization and transmission through telephone, Internet and other communications systems as developed by or on behalf of Ideata. The voice/fax system, business, intellectual property in the system, and other assets of this partnership were then transferred to OzEmail Interline Pty Limited ("OzEmail Interline") and the partnership was dissolved on June 26, 1997. Following this transaction, OzEmail Fax Investments owns an 80% equity interest in OzEmail Interline. As noted below in "Transactions with Metro Holdings AG" the company purchased an additional interest in OzEmail Interline in April 1998.

    Voyager New Zealand Limited ("Voyager"), an 80% owned subsidiary of OzEmail, is a New Zealand Internet service provider. Cyber Publications Pty Limited ("Cyber"), a wholly owned subsidiary of OzEmail, published Australian NetGuide, a monthly magazine available on newsstands. In January 1998, the Company sold the Australian NetGuide business to Industrial Press Limited, a third party New Zealand company. OzEmail also has an 80% owned dormant subsidiary, OzEmail Technologies Pty Limited (formerly OzEmail Telecommunications Pty Limited), and a wholly-owned dormant subsidiary, Web Wide Media Pty Limited.

    On September 10, 1997 OzEmail purchased all of the issued share capital of Microweb Pty Limited ("Microweb"), a subsidiary of FTR Holdings Limited ("FTR"). In October 1997, Microweb underwent a change of name to OzEmail West Pty Limited ("OzEmail West").

    On November 25, 1997 OzEmail completed the acquisition of all of the issued capital of Access One Pty. Limited ("Access One"), the Internet business of Solution 6 Holding Pty. Limited.

    In March 1998, the Company acquired from Camtech (SA) Pty Limited ("Camtech") its Internet access business in South Australia. (See Note 4 to Consolidated Interim Financial Statements (Unaudited)).

Transactions with Metro Holdings AG

     During June 1997, the Company via OzEmail Fax Investments, and its partnership interest with Ideata, entered into agreements with subsidiaries of Metro Holdings AG ("Metro") under the terms of which (1) the partnership agreed to grant an exclusive license to a subsidiary of Metro in respect to certain Internet telephony technology for US$9,400,000 (A$12,655,000) and (2) Metro would purchase a 40% equity interest in OzEmail Interline on a ratable basis from the current shareholders for US$5,600,000 (A$7,539,000), of which 80%, being US$4,480,000 (A$6,031,000) was received by OzEmail Fax Investments.
During April 1998, for a number of reasons, the Company agreed to repurchase the equity interest in OzEmail Interline held by Metro and rescind the license agreement in exchange for issuing to Metro 5,400,000 Ordinary Shares (representing 540,000 ADSs) valued at US$11,948,000 (A$18,381,000) on April 15,
1998. Metro also agreed to forgive a debt of A$2,043,000 currently owned by OzEmail Interline. Metro has agreed to act as an agent in Europe for the Company's prepaid phone card service.

     Pursuant to Securities and Exchange Commission Staff Accounting Bulletin Topic 5-H the Company has restated its previously reported quarterly results to reverse the gain recorded on the initial sale of the equity interest in OzEmail Interline. The Company has also reversed previously recorded license revenues from Metro. Amounts received from Metro totalling A$18,686,000 are reflected as "Deposits under agreements with Metro" in the accompanying Balance Sheet as of December 31, 1997. These amounts will be released in April 1998, when the Company issues the aforementioned 540,000 ADS's and records an additional 8% equity interest in OzEmail Interline. The Company does not believe that the effect of the consummation of the transaction in the second quarter of 1998 will have a material adverse effect on the Company's business, results of operations or financial condition.

     OzEmail Fax Investments has therefore accounted for its investment in OzEmail Interline as an 80% controlled subsidiary since its formation in June 1997.

    The Company's repurchase of the equity interest in OzEmail Interline held by Metro and the termination of the license agreement will be recorded as 1998 transactions in the Company's statutory accounts and amounts received from Metro will be subject to taxation in 1997 under Australian tax laws (Note 5).

Basis of presentation

     The accompanying unaudited financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information and in accordance with the instructions for Form 6-K and
Article 10 of Regulation S-X. The condensed balance sheets as of December 31, 1997 and March 31, 1998, the condensed statements of operations for the three months ended March 31, 1997 and 1998, and the condensed statements of cash flows for the three months ended March 31, 1997 and 1998 have been prepared by the Company, and have not been audited. In the opinion of management, these interim financial statements reflect all adjustments, consisting of normal recurring adjustments necessary to present fairly the financial position, results of operations, and cash flows of the Company at March 31, 1997, and for all periods presented. Although the Company believes that the disclosures in these financial statements are adequate to make the information presented not misleading, certain information normally included in financial statements and related footnotes prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The accompanying financial statements should be reviewed in conjunction with the audited financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

     The results for the quarter ended March 31, 1998, are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 1998, or any future period.

    The Company conducts most of its business in Australian dollars. Amounts included in the financial statements and in notes herein are in Australian dollars and referenced as "A$." References to "US$" are to United States dollars and references to "NZ$" are to New Zealand dollars. The exchange rates between the US$ and the A$ were $0.7844, $0.6500 and $0.6604 (expressed in US$ per A$) at March 31, 1997, December 31, 1997, and March 31, 1998, respectively.

Use of estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

    The Consolidated Financial Statements include the accounts of OzEmail and its controlled subsidiaries: Voyager; Access One; OzEmail Interline; OzEmail Fax Investments; OzEmail West; OzEmail Technologies; Web Wide Media; and Cyber. All intercompany accounts and transactions have been eliminated.

    Losses in excess of minority interest in consolidated subsidiaries are fully provided for by the Company.

Business Combinations

Business combinations which have been accounted for under the purchase method of accounting include the results of operations of the acquired business from the date of acquisition. Net assets of the companies acquired are recorded at their fair value to the Company at the date of acquisition.

Revenue recognition

    The Company's net access revenues consist primarily of hourly connect time and monthly user charges for access to the Internet and are recognized over the period such services are rendered, if collection of the resulting receivable is deemed probable and provided no significant obligations remain outstanding. Net access revenue also includes charges for one-time Internet registration; sales of the Company's value added services; sales and advertising revenue received from the publication of Australian Net Guide and Australian Net Guide Online; set-up and establishment fees; and advertising revenues received from the provision of online content. Revenues from registration, set-up and establishment fees are recognized at the time registration, set-up and establishment services are completed and related software, hardware and other services are delivered or provided. Revenues for product sales and related Internet services are recognized as products and services are delivered or rendered.

    The Company has also derived revenues from: license fees for licensing of the Internet telephony service offering network affiliates and in respect to the timed charges for the provision of the OzEmail Phone Internet telephony service in Australia.

    In conjunction with providing hourly and monthly Internet access, the Company provides free telephone technical support to its customers. Costs of these services are period expended to match the related revenues recognized from access to the Internet.

Cost of revenues

    The Company segregates its cost of revenues into two categories: "network operations and support" and "communications and other."

    Cost of revenues - network operations and support includes: technical and customer support staff; network and equipment maintenance and support; depreciation expense on network equipment; and applicable overhead costs.

    Cost of revenues - communications and other includes: monthly telecommunications expenses; a fee payable as a percentage of revenue to the New South Wales government for revenues sourced from government customers; merchant commissions on credit card sales; cost of domain name registrations; amortization of capitalized telecommunication installation costs; cost of other products sold by the Company; and editorial and production costs related to the production of NetGuide Magazine and NetGuide Online.

    Cost of revenues in respect to license revenue is considered negligible.

Plant and equipment

    Plant and equipment are stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets. Leasehold improvements, including labour and overhead costs of voice interface nodes installed in relation to the roll-out of the Internet telephony service offering and of POPs, are amortized over the shorter of the term of the related lease or the estimated useful lives of the assets. Plant and equipment classes and their respective useful lives are as follows:

                                            Years
                                            -----

Telecommunications plant and equipment....      3
Computer equipment and internal software..      3
Furniture and fittings....................      5

Advertising costs

    The Company expenses advertising costs as incurred. Given its limited operating history, the Company does not believe that sufficient objective evidence exists to estimate probable future benefits of direct response advertising; accordingly, the costs relating to direct response advertising are expended as incurred. The costs associated with direct response advertising include costs of printing, production and shipping of starter kits.

Income taxes

    Income taxes are computed using the asset and liability method in accordance with FAS 109 "Income Taxes". Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is established for any deferred assets when it is considered more likely than not that all or a portion of the deferred tax asset will not be realized.

Functional currency

    The functional currency of OzEmail, OzEmail Interline, Access One, Cyber, Web Wide Media, OzEmail Fax Investments, and OzEmail West is the Australian dollar. The functional currency of Voyager is the New Zealand dollar. Voyager's balance sheet accounts are translated into Australian dollars at the exchange rate prevailing at the balance sheet date. Revenues, costs and expenses are translated into Australian dollars at average rates for the period. Gains and losses resulting from translation are accumulated as a component of shareholders' equity. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statement of operations.

Concentration of credit risk

    Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables from customers in Australia and New Zealand. The Company generally requires no collateral from its customers. However, the Company maintains an allowance for bad and doubtful accounts receivable based on the expected collectibility of all accounts receivable. At December 31, 1997 and March 31, 1998, no customer accounted for more than 10% of accounts receivable. Cash and cash equivalents held with banks and financial institutions in Australia and New Zealand also potentially subject the Company to credit risk.

Dependence on certain third party suppliers

    The Company is currently dependent on third party suppliers with respect to purchase of certain key products including digital modems, and server equipment. Although alternate sources of supply are available for these products, making a transition could prove costly and cause interruption in service. Failure to obtain the key products on a timely basis could have a material adverse effect on the Company's business, results of operations and financial condition.

Earnings per share

    The Company adopted Statement of Financial Accounting Standard No. 128 "Earnings Per Share" ("SFAS 128") during the fourth quarter of the year ended December 31, 1997. SFAS 128 requires presentation of both Basic EPS and Diluted EPS on the face of the income statement. Basic EPS, which replaces primary EPS, is computed by dividing net income available to common stockholders (numerator) by the weighted average number of common shares outstanding. (denominator) during the period. Unlike the computation of primary EPS, Basic EPS excludes the dilutive effect of stock options. Diluted EPS replaces fully dilutive EPS and gives effect to all dilutive potential common shares outstanding during a period. In computing Diluted EPS the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options rather than the higher of the average or ending stock price as used in the computation of fully diluted EPS.

    The Company has only one class of equity share on issue, namely ordinary shares, par value A$0.004, ("Ordinary Shares"). Following the share split on 18 September 1997, each ADS represents ten Ordinary Shares.

Product development costs

    Statement of Financial Accounting Standards No. 86 - Computer Software Costs ("SFAS 86") requires the capitalization of certain software development costs once technological feasibility is established, which the Company defines as the completion of a working model. The Company capitalizes costs incurred for the development of software products used in the sale of its services. The capitalized cost is then amortized on a straight line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater, from the date the product becomes saleable. The Company also reviews recoverability of the total unamortized costs and, when necessary, makes appropriate adjustment to the net realizable value. In the first quarter of 1998, the Company capitalized development costs of A$805,000 which were incurred in the development of OzEmail Interline Internet value added services.

Goodwill and other intangibles

   Goodwill consists of the excess of cost over fair value of net assets acquired and certain other intangibles relating to purchase transactions. Goodwill and intangibles are amortized over periods ranging from 2 to 5 years. In the first quarter of 1998, amortization costs associated with goodwill and intangibles was A$1,130,000. The Company periodically evaluates whether changes have occurred that would require revision of the remaining recoverable. If such circumstances arise the Company would use an estimate of the undiscounted value of expected future operating cash flows to determine whether goodwill is recoverable.

Accounting for impairment of longlived assets

   Management regularly performs a review of long-lived assets to determine when impairment is apparent. These losses are recorded as write offs when circumstances warrant.

Stock based compensation

   The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of the Accounting Principles Board Opinion No. 25 (APB No. 25) "Accounting for Stock Issued to Employees," and complies with the disclosure provisions in SFAS No. 123, "Accounting for Stock Based Compensation." Under APB No. 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock.

Dividends

   Any dividend payments made by the Company would, under the Australian Corporations Law, be limited to the Company's aggregate of amounts available for distribution, which aggregated A$3,840,000 at December 31, 1997 as determined under the Australian Corporations Law. The Directors of the Company declared a fully franked dividend of A$0.025 per share (A$0.25 per ADS) with an Australian ex-dividend date of March 26, 1998 and an Australian dividend payable date of March 27, 1998. The dividend was payable in Australian dollars to those holders of Ordinary Shares. The Bank of New York is responsible for distributing the dividend to holders of ADSs in the US dollar equivalent of the Australian dollar payment. The Bank of New York, as depositary of the ADSs, set the ex-dividend date for holders of ADSs as March 21, 1998 American Eastern Standard time, with a dividend payable date of April 6, 1998 American Eastern Standard time.

Current investment in marketable securities

   Listed trading securities are valued at their market price at the balance sheet date. Any difference between market and book value is taken into the profit and loss account.

Cash equivalents and short-term investments

   All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents and those with maturities greater than three months are considered short-term investments. As of December 31, 1997, and March 31, 1998, the Company had no investments with original maturities greater than three months.

Fair value of financial instruments

   The carrying amount of the Company's financial instruments, including accounts receivable, unlisted securities in both Solution 6 and ZULU-tek approximates fair values.

Recent accounting pronouncements

   In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income", and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company will be required to adopt both statements for the year ended December 31, 1998. Under SFAS No. 130, companies are required to report in the financial statements, in addition to net income, comprehensive income including foreign currency items. Foreign currency movements are considered immaterial, refer foreign currency translation reserve on page 3. SFAS No. 131 requires that companies report separately, in the financial statements, certain financial and descriptive information about operating segments, if applicable. The Company is currently assessing its disclosure requirements under SFAS No. 131.

NOTE 2 - PLANT AND EQUIPMENT

                                                                  DECEMBER 31,            MARCH 31,
                                                                     1997                  1998
                                                                            (IN THOUSANDS)
Plant and equipment consisted of the following:
   Telecommunications plant and equipment                            A$11,619             A$11,892
   Telecommunications plant and equipment under
    finance lease                                                       6,522                6,702
   Computer equipment                                                  13,112               14,101
   Computer equipment under finance lease                               3,739                4,851
   Furniture and fittings                                               1,746                1,859
   Leasehold improvements                                               1,917                1,933
                                                                     --------             --------
                                                                       38,655               41,338
Less: accumulated depreciation and amortization                       (11,476)             (14,501)
                                                                     --------             --------
                                                                     A$27,179             A$26,837
                                                                     ========             ========

NOTE 3 - NON CURRENT ASSETS

Non Current investments

   On March 13, 1997, the Company recorded a gain of A$775,000 when it transferred the assets of the Web Wide Media business to Softbank Interactive Marketing Inc. ("Softbank") in return for the issue of 7.25% (subsequently reduced to 6.25% as a consequence of the allotment of stock options to Softbank employees) of the total share capital of Softbank. The equity holding in Softbank was valued at A$3,082,000 as of March 31, 1997. This valuation was based on an independent valuation of the Company's interest in Softbank. Subsequent to the year ended December 31, 1997, an offer has been made and accepted by the Company to sell its shares in Softbank in return for Series C redeemable shares in ZULU-tek. This transaction was triggered by the earlier sale by Softbank Holdings of its majority Softbank shareholding to ZULU-tek. The preference shares can be redeemed in equal instalments during 1999, 2001, and 2002 respectively. The carrying value of the Company's investment has been written down from A$3,082,000 to A$1,536,000 as of December 31, 1997 (representing the offer price made by ZULU-tek for the Softbank shares).

NOTE 4 - ACQUISITIONS

Camtech

    On March 31, 1998, the Company acquired the Internet access business assets and liabilities from Camtech, situated in South Australia. The consideration for the acquisition will be equal to two thirds of Camtech's revenues over the twelve months from March 31, 1998. The immediate payment to Camtech was 1,103,240 Ordinary Shares (equivalent to 110,324 ADSs). Any balance payment will be made at the end of the first quarter of 1999. Secondly, as an incentive to assist in the development of the business, the principals of Camtech will receive from Camtech a payment of 5% of the Internet access revenues arising from the acquired business through the second anniversary of the close of the transaction. These payments will be expensed as incurred.

NOTE 5 - INCOME TAXES

  Income before provision for income taxes and minority interest in the first quarter of 1998 includes A$2,647,000 of losses relating to OzEmail Interline and A$373,000 of losses relating to the New Zealand operations of the Company's majority-owned subsidiary Voyager.

     Both OzEmail Interline and Voyager (neither of which is a 100%-owned subsidiary of OzEmail) have incurred losses since their formation. As of March 31, 1998, the Company had A$6,720,000 and A$2,865,000 of net operating loss carryforwards associated with the OzEmail Interline and Voyager operations, respectively. These loss carryforwards are available to reduce future taxable income of either entity without any time limitation. However, the loss carryforwards will expire in the event of a change of ownership in these entities of greater than 51%. Management believes that the weight of available evidence indicates that it is more likely than not that these operations will not be able to utilize the net operating loss carryforwards, and thus a full valuation reserve of A$2,420,000 and A$1,031,000 has been recorded at

March 31, 1998 with respect to OzEmail Interline and Voyager losses, respectively. If future evidence indicates that the Company will be likely to be able to utilize these operations' net operating loss carryforwards in future years, the valuation reserve will be reduced, which correspondingly will reduce the Company's tax provision.

NOTE 6 - DEFERRED CONSIDERATION

   The agreed consideration for the acquisition of Access One, the Internet business of Solution 6, included the issuance of 10,000,000 Ordinary Shares. Of such Shares, 7,200,000 have been issued to Solution 6. The remaining 2,800,000 Shares are to be issued on satisfaction of determining a working capital adjustment representing the adjustment to the fair value of net assets acquired as determined in accordance with the terms of the agreement for sale and purchase of the Internet business of Solution 6 which is expected to be resolved before December 31, 1998. These Shares have been valued at fair value at the date of the sale, being A$4,407,000.

NOTE 7 - RELATED PARTY TRANSACTIONS

   As of December 31, 1997 the Company had a note receivable of A$32,000 from a director. The note had an interest rate of 10% and was due on demand. Subsequent to December 31, 1997, this amount has been repaid.

   On May 24, 1997, the Company and FTR, an entity affiliated with Mr. Malcolm Turnbull, a director of the Company, entered into an agreement whereby the Company agreed to pay FTR gross income based on 35% of all revenue received by the Company in respect of OzEmail services delivered to subscribers in Western Australia, net of referral fee amounts paid to third parties in connection with the establishment of accounts with OzEmail for services. FTR agreed that at least 28.6% of all revenues paid to it by the Company under the agreement would be spent on marketing and promotion expenditure within Western Australia. The agreement had an initial term of two years, during which either party had a right to terminate on sixty days notice. After the initial term, the agreement would be automatically renewed until terminated by either party on sixty days notice in writing. The parties agreed that if the Company exercised its right to terminate during the initial term, then FTR would receive, in each month for a period of twelve months following expiry of the agreement, gross income based on 25% of all revenue received by the Company in respect of OzEmail services in Western Australia, net of referral fees paid to third parties.

  On September 10, 1997 OzEmail and FTR terminated this agreement and entered into a new agreement whereby OzEmail purchased all of the issued share capital of Microweb Pty Limited ("Microweb"), a subsidiary of FTR, for a lump sum of A$1.00 and payments based on the percentage of revenue received over the following two years. These are being expensed as incurred.

  In the year ended December 31, 1997 the Company paid A$186,000 to companies affiliated with one of its non-executive directors for corporate advisory services and related expenses associated with the transfer of the assets of the Web Wide Media business to Softbank Interactive Marketing Inc. in March 1997, and corporate advisory services and related expenses associated with the proposed listing of OzEmail on the Australian Stock Exchange.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Litigation

  On July 11, 1996 the Company reported that an adverse ruling had been rendered by the Federal Court of Australia in the lawsuit against it by Trumpet over alleged copyright infringements and violations of Australia's Trade Practices Act. In August 1997, the Company proposed an Offer of Compromise for the sum of A$500,000 (inclusive of interest but exclusive of legal fees expended by Trumpet), which offer was duly accepted by Trumpet in settlement of the litigation. In the first quarter of 1998, the parties reached agreement within the estimated amount accrued by the Company with respect to legal fees previously expensed by Trumpet. This has resulted in the full and final settlement of this matter.

  On March 18, 1997, the Australasian Performing Rights Association ("APRA") filed a statement of claim against the Company. APRA claims that the Company has infringed copyright in a variety of musical works owned and controlled by APRA by permitting the Company's customers to download those works.

APRA seeks injunctive relief and damages against the Company. The Company is defending this action. The Company does not believe that this action will give rise to any material liability. However, there can be no assurance that the ultimate disposition of this claim will not have a material adverse impact on the business, results of operations or financial condition of the Company, or that the Company will not be required to obtain a license or pay a license fee. The failure to obtain such a license could have a material adverse impact on the Company.

  OzEmail owns an 80% equity interest in Voyager, with the remaining 20% equity interest held by two former directors of Voyager (the "Minority Shareholders"). OzEmail and the Minority Shareholders are parties to a Shareholders Agreement setting out certain rights and restrictions on the employment and stock ownership of the Minority Shareholders. On January 2, 1997 the Minority Shareholders provided formal notice to OzEmail that they wished to exercise their option under the Shareholders Agreement to sell their shares in Voyager to OzEmail at fair value. The parties could not reach a consensus on the price at which such sale of shares would take place and the Minority Shareholders commenced proceedings in September, 1997, in the High Court of New Zealand for recovery of the share sale price. OzEmail has sought legal advice from legal counsel and is defending the matter. The Company has provided for an amount that it believes adequately covers the fair value of the shares and all other costs associated with this claim.

  From time to time, the Company has received, and may in the future receive, notice of claims by other parties against the Company. As of the date of this Form 6-K, the Company is not a party to any other legal proceedings, and is not aware of any other pending or threatened proceedings the outcome of which, in the opinion of management, would have a material adverse impact on the Company's business, results of operations or financial condition.

Leases

  The Company leases premises, facilities, and certain of its network and host system equipment; computer hardware and software; hardware and equipment relating to office fitout, under capital leases and non-cancellable operating leases expiring in various years through 2002. At March 31, 1998, the Company's future minimum payments under capital leases and non-cancellable operating leases with initial terms of one year or more aggregated A$12,357,000. At March 31, 1998, the present value of future minimum capital leases, including the current portion of A$4,575,000, aggregated A$8,488,000.

Capital Commitments

    As of March 31, 1998, total capital expenditure, relating to telecommunications plant and equipment and computer equipment, contracted for but not provided in the financial statements totalled A$3,351,000. These commitments are payable no later than one year from balance date.

NOTE 10 - STOCK OPTIONS

    A total of 1,080,000 options to acquire 1,080,000 Ordinary Shares (equivalent to 108,000 ADSs) under the 1996 Stock Option Plan ("1996 Plan") were granted to employees in January 1998. The exercise price of each option is A$1.20. Of these options, 50% vest in the option holders on December 31, 1998, and 50% vest on December 31, 1999.

    In August 1995, the Company granted to Mr. David Spence, the Company's Chief Operating Officer, options to purchase 5,675,600 Ordinary Shares at a price of A$0.33 per share. On August 11, 1997 and March 25, 1998, Mr. Spence exercised 300,000 options and 3,333,000 options respectively.

NOTE 11 - SUBSEQUENT EVENTS

    In April 1998, OzEmail bought out Metro's 40% equity interest in OzEmail Interline, thereby increasing its equity interest to 88%. OzEmail issued 5,400,000 Ordinary Shares with a market per Ordinary Share of US$2.2125, giving rise to a total consideration of A$18,381,000. Metro also agreed to forgive a debt of A$2,043,000 currently owed by OzEmail Interline. At the same time, OzEmail and Metro agreed to terminate the Metro exclusive license agreement for no consideration. Pursuant to SEC Staff Accounting Bulletin 5-H the Company has restated its results for the year ended December 31, 1997. The monies received by the Company regarding the transaction have been recorded as deferred revenue until the new arrangement is effected in April 1998.

    On May 8, 1998 the Company signed a binding Heads of Agreement with PowerUp Pty Limited, a Queensland-based ISP, and WebCentral Pty Limited, a Queensland-based web hosting business, and the owners of those two companies. OzEmail has an option to acquire and, subject to certain conditions, the sellers have an option to require OzEmail to acquire 55% of that group of entities from July 1, 1998, in return for the Company's issuance of Ordinary Shares plus A$666,666 in cash. For the purposes of these options, the value of the acquired company is determined to be 60% of the annualized March revenues of part of that group of entities, and 80% of revenues of the remaining part. The total consideration is expected to be of the order of A$2,000,000. OzEmail also has an option to acquire the outstanding interests after two years; if this is not exercised within two and a half years after the transaction, the sellers have an opportunity to buy back OzEmail's interest.

NOTE 12 - SUPPLEMENTAL CASH FLOW INFORMATION

    The Company entered into a sale and lease-back transaction in December 1997 to the value of A$1,303,000. The sale proceeds were received in the fourth quarter of 1997 and disclosed within accrued expenses and other liabilities in the Balance Sheet as of December 31, 1997. The lease commencement date was January 1, 1998, and the liability was reclassified as a lease liability on this date.

    As part of the consideration of the acquisition from Camtech of its Internet service business, the Company issued 1,103,240 Ordinary Shares for which no cash was received.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Except for historical information contained herein, the matters discussed in this report contain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated by these forward-looking statements as a result of various factors, including those set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 1997. Factors that could cause or contribute to such differences include those discussed herein as well as those included in the documents that the Company files from time to time with the Securities and Exchange Commission. THE COMPANY DISCLAIMS ANY OBLIGATION TO UPDATE ITS FORWARD-LOOKING STATEMENTS.

OVERVIEW

     In the 1998 year to date, the Company has taken a number of steps in order to enhance its position in the Australian Internet service market and in the Internet telephony sector. Such steps have included:

 .    acquisition of the Internet service business of Camtech (SA) Pty Limited
     ("Camtech"), a leading regional Internet service provider in Australia;

 .    a strengthened presence by OzEmail in OzEmail Interline through an agreement in April 1998 to exchange 5,400,000 Ordinary Shares (equivalent to 540,000 American Depositary Shares) for Metro Holdings' 40% equity interest in OzEmail Interline, thereby increasing OzEmail's equity position on OzEmail Interline to 88%;

 .    an agreement with Cisco Systems Inc. to facilitate the deployment of
     Internet telephony gateways, roaming authentication and settlement services as part of the OzEmail Interline strategy of being a service provider to providers of Internet telephony services;

 .    an agreement with Hyundai Information Technology, one of the Hyundai group of companies, to exclusively market and sub-license OzEmail Interline's Internet telephony gateways to a number of other Korean service providers; and

 .    a decision to relocate the headquarters of OzEmail Interline to Silicon
     Valley in the United States in order to lever off the intellectual capital to be found in this region.

     In January 1998, the Company sold the Australian Net Guide business and its 50% equity holding in New Zealand Net Guide Limited to Industrial Press Limited, a third party New Zealand company, for an immaterial gain.

     On May 8, 1998, the Company signed binding heads of agreement to acquire 55% of the share capital of PowerUp Pty Limited ("PowerUp"), an Internet service provider business based in the state of Queensland, after PowerUp acquires the business of Web Central Pty Limited ("WebCentral"), a web hosting business based in Queensland which is controlled by the directors of PowerUp.

     OzEmail retained its Australian peak connect-time charges at A$5.00 (US$3.30) in the first quarter of 1998. The current industry environment is very dynamic and competitive. As a result of increasing competition in the Internet access and services industry, the Company expects to encounter significant pricing pressure, which in turn could result in reductions in the average selling price of the Company's services and has resulted in the development of a flat pricing initiative for internet access.

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

     The Company's prospects should be considered in the light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in new and evolving markets. The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, including user demand for Internet access and services, capital expenditures and other costs relating to the maintenance and expansion of operations, the number and mix of residential and business customers, customer retention rates, pricing changes by the Company and its competitors, new service introductions by the Company and its competitors, delays or expense in obtaining necessary equipment, access to telecommunications transmission capacity supplied by telecommunication carriers, economic conditions in the Internet access and services industry, and general economic conditions. There can be no assurance that the Company will be able to offset the effects of any future price reductions or cost increases with increased numbers of customers, higher revenue from enhanced services, cost reductions or otherwise. There can be no assurance that revenue growth will continue or that the Company will in the future sustain profitability on either a quarterly or annual basis.

     The Company's expense levels are based in part on its expectations regarding future revenues and are fixed to a large extent in the short term. As a result, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant revenue shortfall would therefore have a material adverse impact on the Company's results of operations.

     The Company anticipates a decrease in demand during Australia and New Zealand's summer months in December, January and February of each year. There can be no assurance that the Company's results in any future quarter will not be negatively affected by such trends.

LITIGATION

     On July 11, 1996 the Company reported that an adverse ruling had been rendered by the Federal Court of Australia in the lawsuit against it by Trumpet Software ("Trumpet") over alleged copyright infringements and violations of Australia's Trade Practices Act. In August 1997, the Company put forward an Offer of Compromise for the sum of A$500,000 (inclusive of interest but exclusive of legal fees expended by Trumpet), which offer was duly accepted by Trumpet in settlement of the litigation. In the first quarter of 1998, the parties reached agreement within the estimated amount accrued by the Company with respect to legal fees previously expensed by Trumpet.

     On March 18, 1997, the Australasian Performing Rights Association ("APRA") filed a statement of claim against the Company. APRA claims that the Company has infringed copyright in a variety of musical works owned and controlled by APRA by permitting the Company's customers to download those works. APRA seeks injunctive relief and damages against the Company. The Company is defending this action. The Company does not believe that this action will give rise to any material liability. However, there can be no assurance that the ultimate disposition of this claim will not have a material adverse impact on the business, results of operations or financial condition of the Company, or that the Company will not be required to obtain a license or pay a license fee. The failure to obtain such a license could have a material adverse impact on the Company.

     OzEmail owns an 80% equity interest in Voyager, with the remaining 20% equity interest held by two former directors of Voyager (the "Minority Shareholders"). OzEmail and the Minority Shareholders are parties to a Shareholders Agreement setting out certain rights and restrictions on the employment and stock ownership of the Minority Shareholders. On January 2, 1997 the Minority Shareholders provided formal notice to OzEmail that they wished to exercise their option under the Shareholders Agreement to sell their shares in Voyager to OzEmail at fair value. The parties could not reach a consensus on the price at which such sale of shares would take place and the Minority Shareholders commenced proceedings in September, 1997, in the High Court of New Zealand for recovery of the share sale price. OzEmail has sought legal advice from legal counsel and is defending the matter. The Company has provided for an amount that it believes adequately covers the fair value of the shares and all other costs associated with this claim.

     From time to time, the Company has received, and may in the future receive, notice of claims by other parties against the Company. As of the date of this Form 6-K, the Company is not a party to any other legal proceedings, and is not aware of any other pending or threatened proceedings the outcome of which, in the opinion of management, would have a material adverse impact on the Company's business, results of operations or financial condition.


RESULTS OF OPERATIONS

The following table sets forth consolidated operating results of the Company as a percentage of net revenue:


                                                                        THREE MONTHS ENDED

                                                                    MARCH 31,       MARCH 31,
                                                                       1997            1998
                                                                 -------------   -------------

Revenues                                                                   100%            100%
                                                                 -------------   -------------
Costs and expenses
  Cost of revenues - network


  operations and support                                                  29.4            26.9
  Cost of revenues -
  communications and other                                                32.1            43.4
  Sales and marketing                                                     25.7            21.6
  Product development                                                     15.5             6.9
  General and administrative                                              13.4            19.3
Amortization of goodwill and other intangibles                               -             5.1
                                                                 -------------   -------------
Total costs and expenses                                                 116.1           123.2

Income (loss) from operations                                            (16.1)          (23.2)
  Foreign exchange gain (loss)                                               -            (0.4)
   Interest income                                                         5.1             2.3
   Other income, net                                                       8.8             0.6
   Interest expense                                                       (0.1)           (0.8)
Income (loss) before provision for income taxes                           (2.3)          (21.5)
Net income (loss)                                                         (2.9)%         (19.4)%


COMPARISON OF REVENUES FOR FIRST QUARTER, 1998, WITH REVENUES FOR FIRST QUARTER, 1997

     Net access revenues consist primarily of hourly connect-time and monthly user charges for Internet access. Net access revenue also includes charges for one-time Internet registration; sales of the Company's value added services; sales and advertising revenue received from the publication of Australian Net Guide and Australian Net Guide Online; set-up and establishment fees; and advertising revenues received from the provision of online content. The Company's revenues are recorded net of discounts and credit card chargebacks. Revenues from access fees are recognized over the period services are provided. Revenues for product sales and related Internet services are recognized as products and services are delivered or rendered. The Company also derives license fee revenues from license fees for licensing of the Internet telephony service offering to network affiliates, and in respect to the time charges for the provision of the OzEmail Phone Internet telephony service offering in Australia. (See Note 1 of Notes to Consolidated Interim Financial Statements (Unaudited)).

     Consolidated revenues grew by 104.9% to A$22,032,000 in the first quarter of 1998 from A$10,752,000 in the first quarter of 1997. The increase in revenues was attributable primarily to the inclusion of Access One sales revenue following its acquisition in November 1997. On a pro-forma basis 1997 revenues were A$15,989,000 showing an increase of 38%, attributable to: growth in the number of active enterprise and residential customers using the Company's services and increases in billable hours; and increased revenue from the usage of ISDN connections and permanent modems. As of March 31, 1998, the Company's active customer base consisted of approximately 186,100 active customers as compared to approximately 119,500 active customers as at March 31, 1997.

COMPARISON OF COSTS AND EXPENSES FOR FIRST QUARTER, 1998, WITH COSTS AND EXPENSES FOR FIRST QUARTER, 1997

     Cost of revenues - network operations and support. Cost of revenues - network operations and support includes: technical and customer support staff; network and equipment maintenance and support; depreciation, amortization and operating lease rental expense on network equipment; and applicable overhead costs. Cost of revenues - network operations and support increased 87.4% to A$5,934,000 in the first quarter of 1998 from A$3,166,000 in the first quarter of 1997, but decreased as a percentage of net revenues to 26.9% from 29.4%, respectively. The increase in cost of revenues in absolute terms was primarily attributable to: inclusion of Access One network operations and support costs following its acquisition in November 1997; and increased staffing costs as a result of expansion of the Company's customer support staff in order to enhance the level of customer service. The decrease in cost of revenues - network operations and support as a percentage of net revenues was primarily attributable to lower network operations and support costs as a percentage of revenues recorded by subsidiaries that have been acquired or have commenced accruing revenue since the first quarter of 1997, particularly Access, primarily attributable to lower technical support and customer support staffing levels as compared to those of OzEmail.

     Cost of Revenues - Communications and Other. Cost of revenues - communications and other includes: monthly telecommunications expenses; a fee payable as a percentage of revenue to the New South Wales government for revenues sourced from government customers; merchant commissions on credit card sales; cost of domain name registrations; amortization of capitalized telecommunication installation costs; cost of other products sold by the Company; and editorial and production costs related to the production of NetGuide in Australia. Cost of revenues - communications and other increased 177.5% to A$9,566,000 in the first quarter of 1998 from A$3,447,000 in the first quarter of 1997, and increased as a percentage of net revenues to 43.4% from 32.1%, respectively. The increase in cost of revenues in absolute terms was primarily attributable to: increased usage of the Internet by active customers; increased megabyte usage due to the adoption of higher-speed modems by the Company's active customer base and increases in permanent modem connections; and inclusion of Access One communications costs that include dedicated leased bandwidth capacity to the United States that was in excess of usage requirements. This bandwidth capacity was reduced in February 1998. The increase in cost of revenues - communications and other as a percentage of net revenues was primarily attributable to: higher megabyte usage of the Internet and a higher Access One communications cost structure because of excess bandwidth capacity to the United States.

     Sales and Marketing. Sales and marketing expenses include: sales and marketing personnel; promotional expenses; expenses related to the provision of the Company's online content services; and allocable overheads. Specific marketing costs include advertising, co-operative disk bundling with computer hardware and modem manufacturers and retailers, computer fairs and registration starter disks. Sales and marketing expenses increased 72.4% to A$4,758,000 in the first quarter of 1998 from A$2,759,000 in the first quarter of 1997, but decreased as a percentage of net revenues to 21.6% from 25.7% respectively. The increase in sales and marketing expenses in absolute terms was primarily attributable to: increased salaries and wages related to the hiring of additional sales staff; and increases in allocable overheads.

     Product Development. Product development expenses include: development of the OzEmail Interline Internet telephony network; software development; engineering staff; software development fees paid to consultants; and allocable overheads. Product development expenses decreased to A$1,516,000 in the first quarter of 1998 from A$1,671,000 in the first quarter of 1997, and decreased as a percentage of net revenues to 6.9% from 15.5%, respectively. The decrease in product development costs is primarily attributable to completion of product development related to the Portal customer care and billing system in the first quarter of 1998.

     General and Administrative. General and administrative expense includes: administrative staff; depreciation of non-network equipment; travel expenses of management; allocable overheads; and allowance for bad and doubtful accounts and bank charges. General and administrative expenses increased 194.0% to A$4,239,000 in the first quarter of 1998 from A$1,442,000 in the first quarter of 1997, and increased as a percentage of net revenues to 19.3% from 13.4%, respectively. The increase in general and administrative expenses is primarily attributable to: hiring of a corporate management team in order to expand OzEmail Interline's international Internet telephony network; and inclusion of Access One general and administrative expenses following its acquisition in November 1997.

     Amortization of Goodwill and Other Intangibles. Amortization of goodwill and other intangibles relates to the excess if cost over fair value of net assets acquired and certain other intangibles relating to purchase transactions. Goodwill and intangibles are amortized over periods ranging from two to five years.

     Interest and Other Income and Expense. Interest income decreased to A$498,000 in the first quarter of 1998 from A$555,000 in the first quarter of 1997. The decrease was primarily attributable to a decrease in short-term Australian interest rates in the first quarter of 1998 as compared to the first quarter of 1997. Interest expense, associated with capital leases, increased to A$176,000 in the first quarter of 1998 from A$11,000 in the first quarter of 1997. The increase was primarily attributable to finance costs associated with capital leases on network equipment. Other income of A$141,000 in 1998 related primarily to: the amortised recognition of a deferred profit from the sale and lease-back of assets in the year ended December 31, 1997; and Australian Net Guide subscription monies taken to account as part of the sale of the Australian Net Guide publishing business in the first quarter of 1998. In the first quarter of 1997, the Company recorded a profit of A$941,000 from the sale of the Web Wide Media business which represented the difference between the value of the Company's equity interest in Softbank Interactive Marketing and the value of the Web Wide Media business transferred to Softbank in March, 1997. During the December quarter of 1997 the carrying value of the Company's investment in Softbank Interactive Marketing was written down by A$1,546,000.

     Income Taxes. The Company recorded a tax benefit of A$462,000 in the first quarter of 1998. The Company's tax benefit for the first quarter of 1998 is based on its forecast provision for its operations for the year ended December 31, 1998. At March 31, 1998, the Company recorded net deferred tax assets of A$903,000.

     Net loss. The net loss for the quarter increased to A$4,271,000 from A$316,000 in the first quarter of 1997. This represents an increase of $3,955,000 over the 1997 quarter attributable primarily to the inclusion of Access One net loss. On a pro-forma basis the 1997 net result was A$3,421,000 showing an increase of 25%; this is primarily due to the increased bandwidth commitments of Access One noted in "Cost of revenues - communication and other."

LIQUIDITY AND CAPITAL RESOURCES

  The Company has historically financed its operations to date through cash flow from operations, shareholder loans, bank advances and the issuance of equity securities. In the second quarter, 1996, the Company completed its initial public offering, raising net proceeds of US$41,664,000 (A$51 million). In the third quarter, 1996 the Underwriters to the initial public offering exercised an option to acquire a further 150,000 ADSs at US$14 per share. These funds have been and will be used to fund (i) the expansion of the Company's telecommunications infrastructure, (ii) the repayment of A$1.8 million in loans made to the Company by certain of its shareholders, (iii) expansion of the Company's international operations; (iv) expansion of the Company's marketing and customer support staff and programs; (v) working capital and general corporate purposes; (vi) acquisition of businesses, technologies and products that expand and complement the business of the Company; and (vii) development of additional products and services.

  Net cash flows used in operating activities in the first quarter of 1998 totalled A$9,048,000 (US$5,975,000), as compared to net cash flows used in operating activities of A$3,257,000 (US$2,555,000) in the first quarter of 1997. The increase in net cash flows used in operating activities in the first quarter of 1998 as compared to the first quarter of 1997 is primarily attributable an increase in accounts receivable which was primarily attributable to a refundable deposit of A$6 million in order to participate in the digital spectrum bidding process conducted by the Australian Government.

  Net cash flows used in investing activities in the first quarter of 1998 totalled A$2,375,000 (US$1,568,000), as compared to net cash flows used in investing activities of A$3,287,000 (US$2,578,000) in the first quarter of 1997. The decrease in net cash flows used in investing activities in the first quarter of 1998 as compared to the first quarter of 1997 is primarily attributable to lower acquisition amounts outlaid on capital equipment related to the expansion and enhancement of the Company's network and infrastructure. The Company anticipates that it will continue to incur significant capital commitments in connection with further expansion.

  Net cash flows used in financing activities totalled A$2,834,000 (US$1,875,000) in the first quarter of 1998, as compared to net cash flows used financing activities of A$70,000 (US$46,000) in the first quarter of 1997. The increase in net cash flows used in financing activities in the first quarter of 1998 was primarily attributable to the payment of dividends and payments under capital lease obligations, offset by proceeds received from the exercise of options by a director of the Company.

  The Company believes that its cash and cash equivalents of A$37,351,000 (US$24,667,000) as at March 31, 1998 will be sufficient to meet its presently anticipated working capital and capital expenditure requirements. However, the Company may seek to expand its operations by making acquisitions or entering into joint ventures or licensing agreements in domestic or international markets, which may require additional capital. Entrance into certain countries or markets could require a significant commitment of resources, which could in turn require the Company to obtain additional financing earlier than otherwise expected. There can be no assurance that the Company will be able to successfully obtain such financing in a timely fashion, and limitations imposed on the foreign ownership of stock under the Australian Foreign Takeovers and Acquisitions Act could frustrate such efforts. The Company may from time to time consider the acquisition of complementary businesses, products or technologies which may require additional financing, although it has no present understandings, commitments or agreements, nor is it engaged in any discussions or negotiations, with respect to any such transaction.

Other

     Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer, or in certain other limited circumstances. These limitations are set out in the Australian Foreign Takeovers and Acquisitions Act. At this time, any foreign person, together with associates, is prohibited from acquiring 15% or more of the outstanding shares in the Company, and the total holdings of all foreign persons must be less than 40% in the aggregate unless approval is granted by the Australian Treasurer. Such investment restrictions could have a material adverse effect on the Company's ability to raise capital as needed and could make difficult or render impossible attempts by foreign entities to acquire the Company, including attempts that might result in a premium over market prices to holders of the Company's American Depositary Shares.


YEAR 2000 COMPLIANCE PROJECT

The Company has a Year 2000 Compliance Project to review all the Company's services with a view to ensuring they remain operational before during and after the transition to the year 2000. Many existing computer systems use two digit data fields which recognise dates using the assumption that the first two digits are "19" (i.e., the number 97 is recognised as the year 1997). Date critical functions relating to the year 2000 and beyond may be adversely affected unless changes are made to existing systems. The Company is assessing the internal readiness of its existing computer systems to handle the advent of the year 2000. The Company is seeking to expects to successfully implement any systems and programming changes necessary to address the year 2000 issues and does not believe that the cost of such actions will have a material effect on the Company's results of operations or financial conditions. In addition, the Company is engaged in a review of its major suppliers to assess the extent to their preparations for the year 2000. The Company does not anticipate any material expense to be incurred in the process of its review. However, there can be no assurance that the systems operated by third parties that interface with the Company's systems will achieve year 2000 compliance in a timely manner.


RECENT ACCOUNTING PRONOUNCEMENTS

   In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income", and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company will be required to adopt both statements for the year ended December 31, 1998. Under SFAS No. 130, companies are required to report in the financial statements, in addition to net income, comprehensive income including foreign currency items. Foreign currency movements are considered immaterial, refer foreign currency reserve on page 3. SFAS No. 131 requires that companies report separately, in the financial statements, certain financial and descriptive information about operating segments, if applicable. The Company is currently assessing its disclosure requirements under SFAS No. 131.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

  Not Applicable.

                                OZEMAIL LIMITED

PART II.   OTHER INFORMATION

ITEM 1.   LEGAL PROCEEDINGS.

     On July 11, 1996 the Company reported that an adverse ruling had been rendered by the Federal Court of Australia in the lawsuit against it by Trumpet Software ("Trumpet") over alleged copyright infringements and violations of Australia's Trade Practices Act. In August 1997, the Company proposed an Offer of Compromise for the sum of A$500,000 (inclusive of interest but exclusive of legal fees expended by Trumpet), which offer was duly accepted by Trumpet in settlement of the litigation. In the first quarter of 1998, the parties reached agreement within the estimated amount accrued by the Company with respect to legal fees previously expensed by Trumpet.

     On March 18, 1997, the Australasian Performing Rights Association ("APRA") filed a statement of claim against the Company. APRA claims that the Company has infringed copyright in a variety of musical works owned and controlled by APRA by permitting the Company's customers to download those works. APRA seeks injunctive relief and damages against the Company. The Company is defending this action. The Company does not believe that this action will give rise to any material liability. However, there can be no assurance that the ultimate disposition of this claim will not have a material adverse impact on the business, results of operations or financial condition of the Company, or that the Company will not be required to obtain a license or pay a license fee. The failure to obtain such a license could have a material adverse impact on the Company.

     OzEmail owns an 80% equity interest in Voyager, with the remaining 20% equity interest held by two former directors of Voyager (the "Minority Shareholders"). OzEmail and the Minority Shareholders are parties to a Shareholders Agreement setting out certain rights and restrictions on the employment and stock ownership of the Minority Shareholders. On January 2, 1997 the Minority Shareholders provided formal notice to OzEmail that they wished to exercise their option under the Shareholders Agreement to sell their shares in Voyager to OzEmail at fair value. The parties could not reach a consensus on the price at which such sale of shares would take place and the Minority Shareholders commenced proceedings in September, 1997, in the High Court of New Zealand for recovery of the share sale price. OzEmail has sought legal advice from legal counsel and is defending the matter. The Company has provided for an amount that it believes adequately covers the fair value of the shares and all other costs associated with this claim.

ITEM 2.   CHANGES IN SECURITIES AND USE OF PROCEEDS.

Changes in Securities

     On January 6, 1998, options to acquire 1,080,000 Ordinary Shares (equivalent to 108,000 American Depositary Shares ("ADSs") were granted to employees under the 1996 Stock Option Plan. The exercise price of the options is A$1.20. Of these options, 50% vest in the option holders on December 31, 1998, and 50% vest on December 31, 1999.

     In August 1995, the Company granted to Mr. David Spence, the Company's Chief Operating Officer, options to purchase 5,675,600 Ordinary Shares at a price of A$0.33 per ordinary share. The options vest ratably over three years, with one third vesting on each of June 30 1996, 1997, and 1998. In August 1997, Mr. Spence acquired 300,000 shares (equivalent to 30,000 ADSs) by exercising a portion of his options which he subsequently sold on the Nasdaq National Market. On March 25 1998, Mr. Spence acquired a further 3,333,000 ordinary shares by exercise of a portion of his options.

     On March 31, 1998, the Company acquired from Camtech its Internet access business in South Australia. The consideration for the acquisition will be equal to two-thirds of Camtech's revenues over the twelve months to March 31, 1999. The immediate payment to Camtech was 1,103,240 Ordinary Shares (equivalent to 110,324 ADSs).

     Following the exercise of options by Mr. Spence and the allotment of Ordinary Shares to Camtech, the Company had 115,436,250 Ordinary Shares on issue as at March 31, 1998.

     Subsequent to March 31, 1998 the Company has allotted 5,400,000 Ordinary Shares (equivalent to 540,000 ADSs) to ANZ Nominees Limited as bare trustee for Metro with a market value of US$2.2125 per Ordinary Share in consideration for the 40% equity interest acquired by OzEmail in OzEmail Interline.

    In April 1998, a number of employees exercised options to purchase 390,000 Ordinary Shares (equivalent to 39,000 ADSs) granted to them under the 1996 Plan. As a result of the exercise of such options, the number of vested options to acquire A$0.004 outstanding under the Plan as at April 30, 1998 totalled 2,679,990 as at April 30, 1998.


Use of Proceeds

     In May 1996, the Company issued and sold 3,350,000 American Depositary Shares at a price of US$14 per share, or US$46,900,000 in aggregate. The managing underwriters were NationsBank Montgomery Securities, Inc, and Unterberg Towbin.

     In connection with the offering, the Company incurred (i) A$290,000 of expenses to directors and affiliates of the Company, and (ii) A$5,761,000 in registration expenses (including A$3,913,000 for underwriting discounts and commissions, A$77,000 for underwriting expenses, and A$1,771,000 for other related expenses). The net proceeds of the offering, after deducting the foregoing expenses, were A$52,549,000.

     The Company has used a portion of the net proceeds of the offering as follows: (i) approximately A$1,800,000 was used to repay indebtedness of directors; (ii) A$5,532,000 for the purchase and installation of machinery and equipment (iii) A$2,757,000 for the acquisition of other businesses (iv) A$1,750,000 for the repayment of a bank overdraft; (v) A$82,000 for professional indemnity insurance; (vi) A$4,672,000 for investment in new projects, technology and products to expand and complement the business; and (vii) A$35,956,000 placed in short term money market investments.

ITEM 3.   DEFAULTS UPON SENIOR SECURITIES.

Not Applicable.

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Not Applicable.

ITEM 5.   OTHER INFORMATION.

     On April 15, 1998, the Company acquired Metro's 40% equity interest in OzEmail Interline in order to regain control of OzEmail Interline and give it the flexibility required to more effectively manage and develop the European market potential. OzEmail issued 5,400,000 Ordinary Shares (equivalent to 540,000 ADSs) with a market value of US$2.2125 per Ordinary Share at close of business on that date, in consideration for the shares acquired in OzEmail Interline, giving rise to a total consideration of A$18,381,000. Metro also agreed to forgive a debt of A$2,043,000 currently owed by OzEmail Interline.

     In connection with such transaction, OzEmail and Metro agreed to terminate the Metro license agreement for a number of reasons, including the fact that no material Internet telephony sub-licenses had been issued in Europe and no network roll-out had been undertaken.

    Pursuant to SEC Staff Accounting Bulletin 5-H the Company has restated its results for the year ended December 31, 1997. The monies received by the Company regarding the transaction have been recorded as deferred revenue until the new arrangement is effected in April 1998.


     On March 31, 1998, the Company acquired from Camtech its Internet access business in South Australia. The consideration for the acquisition will be equal to two-thirds of Camtech's revenues over the twelve months from March 31, 1997. The immediate payment to Camtech was 1,103,240 Ordinary Shares (equivalent to 110,324 ADSs). The parties have agreed that any balance payment will be made at the end of the first quarter of 1999. Secondly, as an incentive to assist in this development of the business, the principals of Camtech will receive from the Company a payment of 5% of the Internet access revenues arising from the acquired business through the second anniversary of the close of the transaction.

ITEM 6.   EXHIBITS AND REPORTS ON FORM 8-K.

(a)  Exhibits

EXHIBIT
-------
NUMBER     DOCUMENT DESCRIPTION
------     --------------------
99.1       Computation of Pro forma Net Income (Loss) per Common and Equivalent
           Share.


(b) Reports on Form 8-K. No report on Form 8-K was filed by the Company during this period.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    OzEmail Limited


                                    /s/ Steven Ezzes
                                    ______________________________________
Date:  May 15, 1998                 Steven Ezzes
                                    Director
                                    Authorized U.S. Representative

                                 EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION
-----------         -----------
99.1                Computation of Pro Forma Net Income (Loss) per Common and
                    Equivalent Share